Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

The following letter was made available to Churchill stockholders on July 12, 2021.

CHURCHILL CAPITAL CORP IV

640 Fifth Avenue, 12th Floor

New York, NY 10019

July 12, 2021

Dear Stockholder:

We have previously sent you proxy material for the Churchill Capital Corp IV (“Churchill”) special meeting to be held on July 22, 2021, in connection with the proposed merger (the “Merger”) of Churchill and Atieva, Inc., d/b/a Lucid Motors, (“Lucid”), pursuant to that certain agreement and plan of merger, dated as of February 22, 2021, by and among Churchill, Lucid and Air Merger Sub, Inc. (the “Merger Agreement”).

To ensure that your shares are counted, please take a moment right now and vote your shares today.

Our Board of Directors has unanimously determined that the Merger and Merger Agreement, and the transactions contemplated by the Merger Agreement, are fair to and in the best interests of Churchill and its stockholders. Our board recommends that you vote “FOR” all proposals on the agenda.

In order to make it convenient for you to vote, we are enclosing a duplicate proxy card for your use. We have also made arrangements for you to be able to vote by telephone or internet, as well as by mail. Simply follow the instructions on the enclosed proxy card.

Please vote by telephone or internet today! Remember - every share and every vote counts! You may also sign, date and mail your proxy card in the envelope provided. If you have any questions, please call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.

Thank you for your continued support.

Sincerely,

Michael Klein

Chairman of the Board of Directors

Additional Information About the Proposed Transactions and Where to Find It

The proposed business combination between Lucid and Churchill and the related PIPE investment (together, the “proposed transactions”) will be submitted to shareholders of CCIV for their consideration. CCIV has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which included a definitive proxy statement in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. CCIV mailed a definitive proxy statement and has mailed or will mail other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. CCIV’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and any amendments thereto in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the definitive proxy statement as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions is set forth in CCIV’s proxy statement/prospectus included in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.